UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                 WORLD WRESTLING FEDERATION ENTERTAINMENT, INC.
                 -----------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    98156Q108
                                 --------------
                                 (CUSIP Number)

                                  July 28, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 pages)

                                  SCHEDULE 13G

CUSIP No. 98156Q108                                            Page 2 of 5 Pages
          ---------

1    NAME OF  REPORTING  PERSONS  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSONS

     Mark A. Riely

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]   (b)[ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States


5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0


6 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     736,700


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     736,700


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     736,700


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.6%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                page 2 of 5 pages

Item 1(a).   Name of Issuer:

             World Wrestling Federation Entertainment, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1241 East Main Street
             Stamford, CT 06902

Item 2(a).   Name of Person Filing:

             This statement is filed by:

     Mark A. Riely ("Riely") with respect to the shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") of the Company which may be deemed to be beneficially owned by Riely, including 431,790 shares of Class A Common Stock owned by Media Group Investors, L.P. which has a sole general partner Media Group Management, Inc., of which Riely is a 75% shareholder, 123,025 shares of Class A Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 116,020 shares of Class A Common Stock owned by Goldman Sachs
Strategic Technology Portfolio, L.P., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, and 65,865 shares of Class A Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

Item 2(b).   Address of Principal Business Office, or, if None, Residence:

             The address of Riely is 260 West Broadway, Suite 2-D, New York, New York 10013.

Item 2(c).   Citizenship:

             Riely is a United States citizen.

Item 2(d).   Title of Class of Securities:

             This statement relates to the Company's Class A Common Stock, par value $.01 per share.

Item 2(e).   CUSIP Number:

             98156Q108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

(a) [ ]  Broker or dealer registered under Section 15 of the Act,
(b) [ ]  Bank as defined in Section  3(a)(6) of the Act,
(c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
(e) [ ]  Investment  Adviser  in  accordance  with  Rule 13d-1(b)(1)(ii)(E),
(f) [ ]  Employee Benefit Plan or Endowment Fund in accordance with
         Rule 13d-1(b)(1)(ii)(F),
(g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

                               (Page 3 of 5 pages)

(h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. |X|

Item 4.  Ownership.

         (a)  Amount beneficially owned: 736,700
         (b)  Percent of class: 4.6%
         (c)  (i)   Sole power to vote or direct the vote:                     0
              (ii)  Shared power to vote or direct the vote:             736,700
              (iii) Sole power to dispose or direct the disposition:           0
              (iv)  Shared power to dispose or direct the disposition:   736,700

     As of March 7, 2000 Riely has the shared power to vote and dispose of 431,790 shares of Class A Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, 123,025 shares of Class A Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 116,020 shares of Class A Common Stock owned by Goldman Sachs Strategic Technology Portfolio, L.P., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, and 65,865 shares of Class A Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

Item 5.      Ownership of Five Percent or Less or a Class.

         On July 28, 2000, the Company issued an additional 2.3 million shares of Class A Common Stock, which diluted Riely's holdings to less than five percent.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.      Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.      Notice of Dissolution of Group.

                  Not applicable.


                               (Page 4 of 5 pages)

Item 10.     Certification.

                  Riely hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000


                                                       /s/ Mark A. Riely
                                                       -------------------------
                                                       Mark A. Riely







                               (Page 5 of 5 pages)